SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
 ----------------------------------------------------------------------------

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934

 ----------------------------------------------------------------------------

                 ( X ) Annual report pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934.

                 For the fiscal year ended December 31, 1995.


                                      OR


               (   ) Transition report pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934.

                        For the transition period from
                    _________________ to ________________.

                 Commission file number of the issuer: 0-15734


                             REPUBLIC BANCORP INC.
                      TAX-DEFERRED SAVINGS PLAN AND TRUST
                             (Full title of plan)


                             REPUBLIC BANCORP INC.
                             1070 East Main Street
                            Owosso, Michigan 48867
                      (Name of the issuer and address of
                        its principal executive office)

                             REQUIRED INFORMATION


Items 1-3.     Financial Statements

               Not Applicable.

Item 4.        ERISA Financial Statements

               The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

               Financial statements for the years ended December 31, 1995 and 1994, Supplemental Schedules for the year ended December 31, 1995, and Independent Auditors' Report dated June 21, 1996.

               Attached as Exhibit 23 is a written consent of Deloitte & Touche LLP, independent auditors for the Plan.

                             REPUBLIC BANCORP INC.

                           TAX DEFERRED SAVINGS PLAN



                         Financial Statements for the
                    Years Ended December 31, 1995 and 1994,
                        Supplemental Schedules for the
                       Year Ended December 31, 1995 and
                         Independent Auditors' Report


                             REPUBLIC BANCORP INC.
                           TAX DEFERRED SAVINGS PLAN

                               TABLE OF CONTENTS

- ------------------------------------------------------------------------------------------

                                                                         Page Number
                                                                         -----------
Independent Auditors' Report                                                       1

Financial Statements for the Years Ended December 31, 1995 and 1994:

        Statements of Net Assets Available for Benefits                            2

        Statements of Changes in Net Assets Available for Benefits                 3

        Notes to Financial Statements                                           4-10

        Signatures                                                                11

Supplemental Schedules for the Year Ended December 31, 1995:

        Item 27a - Schedule of Assets Held for Investment Purposes                12

        Item 27b - Schedule of Loans or Fixed Income                    Not Required

        Item 27c - Schedule of Leases in Default or Classified
                     as Uncollectible                                   Not Required

        Item 27d - Schedule of Reportable Transactions                         13-14

        Items 27e and 27f - Schedule of Non-Exempt Transactions         Not Required

[Letterhead of Deloitte & Touche LLP]

 Deloitte &
 Touche LLP
____________                      _________________________________________
                                  Suite 900        Telephone (313) 396-3000
                                  600 Renaissance Center
                                  Detroit, Michigan  48243-1704




INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
Republic Bancorp Inc. Tax Deferred Savings Plan
Owosso, Michigan

We have audited the accompanying statements of net assets available for benefits of Republic Bancorp Inc. Tax Deferred Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1995 and (2) reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
June 21, 1996

_______________
Deloitte Touche
Tohmatsu
International
_______________


                REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                               AS OF DECEMBER 31


                                                            1995         1994
                                                            ----         ----
Assets

Investments, at fair value (Notes 2 and 4):
Cash and Cash Equivalents                                $      584   $  191,920

Common Stock:
    Republic Bancorp Inc. Common Stock
       (401,377 shares @ 12/31/95; 291,449 @ 12/31/94)    4,314,817    2,878,059
    Stock Mutual Funds                                    2,438,948      909,181
Bonds and Guaranteed Investment Contract (GIC) Funds:
    Government and Corporate Bonds                        2,077,785    1,856,317
Accrued Investment Income                                    35,808       31,932
Loans to Participants                                       212,624      193,368
                                                         ----------   ----------

           Total Investments                              9,080,566    6,060,777

Receivables:
    Participants' contributions                             120,885       59,800
    Employer's contribution                                  42,595       24,749
                                                         ----------   ----------

           Total Receivables                                163,480       84,549
                                                         ----------   ----------

           Net Assets Available for Benefits             $9,244,046   $6,145,326
                                                         ==========   ==========

See notes to financial statements.


                REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        FOR THE YEAR ENDED DECEMBER 31


                                                                1995            1994
                                                                ----            ----

NET ASSETS AVAILABLE FOR BENEFITS, JANUARY 1                 $ 6,145,326    $ 4,939,030

ADDITIONS:
  Participant contributions                                    2,408,899      1,748,968
  Employer contributions, net of forfeitures                     644,000        596,537
  Earnings on Republic Bancorp Inc. stock                        128,448         78,252
  Earnings on investments in stock mutual funds, bonds
    and GIC funds                                                190,486         92,404
  Net appreciation (depreciation) in fair value of
    Republic Bancorp Inc. stock                                  506,257       (729,998)
  Net appreciation (depreciation) in fair value of
    investments in stock mutual funds, bonds and GIC funds       327,658        (63,132)
                                                             -----------    -----------

       Total additions                                         4,205,748      1,723,031

DEDUCTIONS:
  Distributions to participants                               (1,107,028)      (516,735)
                                                             -----------    -----------

NET INCREASE                                                   3,098,720      1,206,296
                                                             -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31               $ 9,244,046    $ 6,145,326
                                                             ===========    ===========

See notes to financial statements.

                             REPUBLIC BANCORP INC.
                           TAX-DEFERRED SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                    YEARS ENDED DECEMBER 31, 1995 AND 1994

1.      PLAN MERGERS

        Effective July 1, 1995, Republic Savings Bank (a subsidiary of
        Republic Bancorp Inc.) merged its existing 401(k) Profit Sharing Plan into the Republic Bancorp Inc. Tax- Deferred Savings Plan (the "Plan"). Total Plan assets increased $511,932 as a result of the merger. This increase is reflected in Participant Contributions for 1995.

        Effective January 1, 1993, Premier Bancorporation, Inc. (a subsidiary of Republic Bancorp Inc.) merged its existing 401 (k) plan with the Plan. Total Plan assets increased $633,350 as a result of the merger. Five funds managed by the Equitable Life Insurance Society were merged with the Plan. Participants were allowed to maintain balances in these funds as of January 1, 1993; however, no further contributions can be made to these funds.

2.      PLAN DESCRIPTION

        The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401 (k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. ("Republic"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

        All employees of Republic are eligible to participate in the Plan after completing one year of continuous service. As of December 31, 1995 and 1994, there were 826 and 781 plan participants, respectively.

        Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. Republic contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. Republic's contributions to the Plan are made to the Republic stock fund. Republic's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

        If a nonvested participant is terminated from the Plan, the participant may be required to forfeit a portion of his account related to employer contributions. Forfeitures are applied as a reduction to required employer contributions.

        Each participant's account is credited with the participant's contribution and an allocation of Republic's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by Republic.

        Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

        For the period January 1, 1994 to June 30, 1995, the following four investment options were available to participants of the Plan through Comerica Incorporated's trust department.

               The Guaranteed Investment Contract Fund (GIC Fund) invested primarily in Guaranteed Investment Contracts issued by high-quality insurance companies. A Guaranteed Investment Contract is a negotiated contract with a major insurance company which includes a guarantee by the insurance company of principal and interest for a specific length of time. Contracts in this Fund generally had maturities ranging up to a maximum of eight years, with an average maturity of approximately three and one-half years. The Fund could also invest in various short-term investment vehicles for purposes of maintaining liquidity and to make the Fund responsive to changes in interest rates.

               The Comerica Investment Fund H (Bond Fund) invested in short-term bonds with a current average maturity under four years.

               The Comerica Investment Fund E invested in the common stock of growth-oriented companies.

        On July 1, 1995, the Company retained the Firstar Trust Company as trustee for the Plan. The June 30, 1995 fund balances of the GIC Fund, the Investment Fund H, and the Investment Fund E were transferred to four new investment funds on July 1, 1995. Beginning July 1, 1995, participants may select from the following investment options:

               The Firstar Trust Company Stable Asset Portfolio (Firstar Stable Asset Fund) is a collective investment fund comprised of contracts issued by life insurance companies, banks, and other financial institutions.

               The Portico Bond IMMDEX Fund (Bond IMMDEX Fund) invests in U.S. Government bonds and investment-grade rated corporate bonds which have intermediate and longer maturity dates and a current average maturity of slightly more than nine years.

               The Vanguard Windsor II Fund is a growth and income stock fund that invests in large, established companies believed to be undervalued relative to their current prices.

               The Twentieth Century Ultra Investors Fund (Twentieth Century Ultra) is an aggressive equity fund that invests in the common stocks of small- to medium-sized, growth-oriented companies.

        Throughout the plan years ended December 31, 1995 and 1994, participants were also given the option to invest in the Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund), which invests 100% in the common stock of Republic Bancorp Inc.

        Additionally, the following five investment options were available to the participants of the Premier Bancorporation, Inc. 401 (k) Plan prior to its merger with the Plan (see Note 1):

               The Equitable Aggressive Fund invests in securities of smaller sized companies (with capitalizations generally between $90 million to $1.5 billion) perceived to have greater growth potential than large companies.

               The Equitable Balanced Fund invests in common stocks, other equity type instruments, longer-term fixed income securities, publicly traded debt securities and short-term money market instruments.

               The Equitable Common Stock Fund invests in common stocks and other equity securities issued by intermediate and large sized companies with an investment objective of long-term capital growth and increasing income.

               The Equitable Fixed Income Fund invests primarily in Guaranteed Investment Contracts issued by high quality insurance companies.

               The Equitable Money Market Fund is invested in a money market account at Republic Bank indexed to the 91 day Treasury Bill.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at market value which is generally based on quoted prices as reported by the trustee. Loans to participants are recorded at cost which approximates market value.

        The loan fund is used for receipt of participant contributions prior to their investment in designated funds and for accumulation of cash transfers from other funds prior to distribution or lending to participants.

        As of December 31, 1995 and 1994, benefits of $496,189 and $606,106, respectively, were due to participants who have withdrawn from participation in the Plan.

        Certain items in the 1994 financial statements have been reclassified to conform with the 1995 financial statement presentation.

4.      INVESTMENTS

        The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk.

                                              December 31
                                       ------------------------
                                           1995          1994
                                           ----          ----
Cash and Cash Equivalents:
   Portico Money Market Fund           $      584    $      N/A
   Equitable Money Market Fund                 --       133,357
   Comerica Short-Term Fund                    --        58,563
Common Stock:
   Republic Bancorp Inc.                4,314,817*    2,878,059*
Stock Mutual Funds:
   Vanguard Windsor II Fund             1,239,035*          N/A
   Twentieth Century Ultra Fund         1,037,097*          N/A
   Equitable Aggressive Fund               59,858        62,783
   Equitable Balanced Fund                 36,434        44,200
   Equitable Common Stock Fund             66,524        51,375
   Comerica Investment Fund E                  --       750,823*
Bond Funds and Guaranteed Investment
   Contract (GIC) Funds:
   Portico Bond IMMDEX Fund               394,754           N/A
   Equitable Fixed Income Fund            259,413       282,620
   Comerica Investment Fund H                  --       437,795*
   Firstar Stable Asset Fund            1,423,618*          N/A
   Comerica GIC Fund                           --     1,135,902*
Accrued Investment Income                  35,808        31,932
Loans to Participants                     212,624       193,368
                                       ----------    ----------

       Total Investments               $9,080,566    $6,060,777
                                       ==========    ==========

5.      FUND INFORMATION

        Contributions, investment income, and distributions to participants by fund are as follows for the years ended December 31, 1995 and 1994.


        CONTRIBUTIONS:

                                           1995        1994
                                           ----        ----
Cash and Cash Equivalents:
   Portico Money Market Fund           $   72,299   $       --
Common Stock:
   Republic Bancorp Inc.                1,130,360    1,112,100
Stock Mutual Funds:
   Vanguard Windsor II Fund               411,689          N/A
   Twentieth Century Ultra Fund           339,776          N/A
   Comerica Investment Fund E             248,500      443,592
Bond Funds and Guaranteed Investment
   Contract (GIC) Funds:
   Portico Bond IMMDEX Fund               134,063          N/A
   Comerica Investment Fund H             113,184      338,262
   Firstar Stable Asset Fund              365,756          N/A
   Comerica GIC Fund                      237,272      451,551
                                       ----------   ----------

       Total Contributions             $3,052,899   $2,345,505
                                       ==========   ==========

INVESTMENT INCOME:
                                                    1995             1994
                                                    ----             ----
    Cash and Cash Equivalents:
       Portico Money Market Fund                $   32,476       $     N/A
       Equitable Money Market Fund                   3,595           3,920
    Common Stock:
       Republic Bancorp Inc.                       634,705        (651,746)
    Stock Mutual Funds:
       Vanguard Windsor II Fund                    122,360             N/A
       Twentieth Century Ultra Fund                 29,762             N/A
       Equitable Aggressive Fund                    15,112          (3,695)
       Equitable Balanced Fund                       6,283          (4,179)
       Equitable Common Stock Fund                  15,714          (6,698)
       Comerica Investment Fund E                  123,294         (31,701)
    Bond Funds and Guaranteed Investment
       Contract (GIC) Funds:
       Portico Bond IMMDEX Fund                     23,777             N/A
       Equitable Fixed Income Fund                  14,257          16,358
       Comerica Investment Fund H                   40,393          (9,379)
       Firstar Stable Asset Fund                    44,488             N/A
       Comerica GIC Fund                            41,691          53,105
    Loan Fund                                        4,942          11,541
                                                ----------       ---------
           Total Investment Income/(Loss)       $1,152,849       $(622,474)
                                                ==========       =========

    DISTRIBUTIONS TO PARTICIPANTS:

                                                      1995         1994
                                                      ----         ----
    Cash and Cash Equivalents:
       Portico Money Market Fund                  $   93,773    $    N/A
       Equitable Money Market Fund                    20,010      12,557
    Common Stock:
       Republic Bancorp Inc.                         352,573     190,433
    Stock Mutual Funds:
       Vanguard Windsor II Fund                        4,697         N/A
       Twentieth Century Ultra Fund                    7,493         N/A
       Equitable Aggressive Fund                      19,443       4,631
       Equitable Balanced Fund                        13,477       4,812
       Equitable Common Stock Fund                     1,061       8,951
       Comerica Investment Fund E                     52,194      67,509
    Bond Funds and Guaranteed Investment
       Contract (GIC) Funds:
       Portico Bond IMMDEX Fund                          824         N/A
       Equitable Fixed Income Fund                    31,685      37,063
       Comerica Investment Fund H                     36,552      86,669
       Firstar Stable Asset Fund                     310,774         N/A
       Comerica GIC Fund                             137,337      84,999
    Loan Fund                                         25,135      19,111
                                                  ----------    --------
           Total Distributions to Participants    $1,107,028    $516,735
                                                  ==========    ========


6.      TAX STATUS

        The Plan has received a favorable determination letter dated January 27, 1993 from the Internal Revenue Service that it is a qualified employee benefit plan, meeting the requirements of Sections 401 (a) and 401 (k) of the Internal Revenue Code.

                                * * * * * * * *

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       REPUBLIC BANCORP INC.
                                       TAX-DEFERRED SAVINGS
                                       PLAN AND TRUST

                                       REPUBLIC BANCORP INC.
                                       Plan Administrator


                                       By:/s/ Timothy G. Blazejewski
                                          --------------------------------
                                          Timothy G. Blazejewski, as Agent

                Republic Bancorp Inc. Tax-Deferred Savings Plan
          Item 27a - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1995

                                            Units/                     Fair
Description                                 Shares        Cost         Value
- -----------                                 ------        ----         -----
* Portico Money Market Fund                    584    $      584    $      584
* Firstar Stable Asset Fund                 68,741     1,391,853     1,423,618
* Portico Bond IMMDEX Fund                  13,914       382,052       394,754
* Vanguard Windsor II Fund                  59,973     1,179,940     1,239,035
* Twentieth Century Ultra Fund              39,720     1,062,110     1,037,097
* Republic Bancorp Inc. Common Stock       401,377     3,844,368     4,314,817
  Equitable Aggressive Fund                    351        42,035        59,858
  Equitable Balanced Fund                      384        30,748        36,434
  Equitable Common Stock Fund                  145        67,299        66,524
  Equitable Fixed Income Fund              259,413       259,413       259,413
  Loans to 54 participants against
    their individual account
    balances (w/interest rates
    ranging from 7.10% to 11.70%
    and maturing through
    September 2005)                        212,624       212,624       212,624
                                                      ----------    ----------
  Total                                               $8,073,531    $9,044,758
                                                      ==========    ==========

- ---------
* Party in interest


                Republic Bancorp Inc. Tax-Deferred Savings Plan
                Item 27d - Schedule of Reportable Transactions
                         Year Ended December 31, 1995


   Number      Number
  of Units    of Units                                  Purchase       Selling      Net Realized
  Purchased     Sold        Asset Description            Price          Price        Gain/(Loss)
  ---------     ----        -----------------           --------       -------      ------------

Series of Transactions:

  439,379      591,061      Comerica Short-Term       $  439,379     $  591,061      $     --
                            Fund

       --    1,398,163      Comerica Guaranteed               --      1,398,163            --
                            Investment Contract
                            Fund

       --       39,251      Comerica Investment               --        533,080        27,020
                            Fund H (Bond Fund)

8,212,873    8,212,873      Portico Institutional      8,212,873      8,212,873            --
                            Money Market Fund

   87,287       18,546      Firstar Stable Asset       1,766,827        378,204         3,231
                            Fund

   14,164           --      Portico Bond IMMDEX          382,052             --            --
                            Fund

   59,973           --      Vanguard Windsor II        1,179,940             --            --
                            Fund

   39,720           --      Twentieth Century          1,062,110             --            --
                            Ultra Investors Fund

   83,679        7,620      Republic Bancorp Inc.      1,030,493        100,009         6,209
                            Common Stock

Single Transaction:

             1,312,786      Comerica Guaranteed                      $1,312,786      $     --
                            Investment Contract Fund


                Republic Bancorp Inc. Tax-Deferred Savings Plan
          Item 27d - Schedule of Reportable Transactions (Continued)
                         Year Ended December 31, 1995

   Number      Number
  of Units    of Units                                  Purchase       Selling      Net Realized
  Purchased     Sold        Asset Description            Price          Price        Gain/(Loss)
  ---------     ----        -----------------           --------       -------      ------------

Single Transaction (Continued):


                38,858      Comerica Investment                      $  461,080      $ 24,546
                            Fund H (Bond Fund)

                 8,846      Comerica Investment                      $1,114,721      $119,594
                            Fund E

2,921,536                   Portico Money             $2,921,536
                            Market Fund (MMF)

  373,108                   Portico MMF               $  373,108

3,063,691                   Portico MMF               $3,063,691

               824,190      Portico MMF                              $  824,190      $     --

               825,472      Portico MMF                              $  825,472      $     --

               970,001      Portico MMF                              $  970,001      $     --

               373,875      Portico MMF                              $  373,875      $     --

               370,896      Portico MMF                              $  307,896      $     --

             3,063,691      Portico MMF                              $3,063,691      $     --

  388,864                   Portico MMF               $  388,864

   20,245                   Firstar Stable Asset      $  410,981
                            Fund

Note 1 - A reportable transaction, as defined by the Department of Labor, is any transaction or series of transactions in one security for 5% or more of the current value of plan assets at the beginning of the year.

                                 EXHIBIT INDEX



                                                                         Page
Exhibit                                                                 Number
- -------                                                                 ------

   23  Consent of Deloitte & Touche                                       16